Exhibit 99.1

Aurora CEO Miguel Martin takes on additional role as Executive Chairman of Board of Directors

NASDAQ | TSX: ACB

Outgoing Chairman Ron Funk appointed Lead Independent Director, as part of Board leadership transition

EDMONTON, AB, Sept. 20, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced the appointments of CEO Miguel Martin to the additional role of Executive Chairman and outgoing Chairman Ron Funk as Lead Independent Director. Both appointments follow unanimous votes by Aurora's Board and are effective immediately.

Mr. Martin has served as Chief Executive Officer and a director of the Company since September 2020 and will continue to serve as Chief Executive Officer. During this time, Mr. Martin has driven significant change within the organization, including the financial recovery of the Company and successful business transformation, all while leading with focus and integrity, and in the best interests of Aurora's shareholders. As a result, Aurora has been able to weather much of the challenges that most in the cannabis industry have and continue to face. Having worked closely with and under the mentorship of Mr. Funk, who served as Chairman of the Board of Directors (the "Board") since 2021, the two are aptly positioned to continue to effectively cultivate strong and unified Board leadership and governance as the Company enters its next stage of meaningful global growth.

The Board believes that combining the CEO and Chairman roles will promote strong and consistent leadership, directional clarity, and effective and efficient decision making - all of which better position Aurora to execute on its vision for global leadership.

"I am excited to take on this expanded role and equally thrilled that we will have the ongoing benefit of Ron's extensive business experience, deep institutional knowledge and meticulous Board leadership and governance expertise as Lead Independent Director," stated Miguel Martin, Executive Chairman and CEO of Aurora Cannabis.

"It has been a pleasure both serving as Aurora's Chairman of the Board, and working so closely with Miguel since he was appointed as CEO. I have no doubt that he will continue to effectively lead and drive success in this expanded role for the benefit of our shareholders, and I look forward to our ongoing collaboration in my role as Lead Independent Director," commented Ron Funk, Independent Director for Aurora Cannabis. "Aurora's Board and leadership team has evolved greatly over the past few years, enabled by thoughtful and strategic succession planning and all with a focus on what is right for the Company and our shareholders. The future for Aurora is bright, and I am honoured to remain part of the Company's journey."

In his expanded role as Executive Chairman, Mr. Martin will lead in setting the Board agenda, drawing on his insight and understanding of Aurora's business and operations to identify strategic opportunities and risk mitigation approaches for the Board's consideration. As Lead Independent Director, Mr. Funk will continue to be focused on ensuring that the Board functions effectively and independently of management of the Company and on continuing to provide independent leadership to the Board.

The Company is also pleased to announce changes to its Board committee compositions.

•	Michael Singer, who previously acted as Executive Chairman and Interim CEO, is again considered independent within the meaning of National Instrument 52-110 - Audit Committees, as over three years have elapsed since he resigned from the Executive Chairman position in May 2021. As a result, Mr. Singer has been appointed to the Audit Committee and the Human Resource and Compensation Committee ("HRCC"), bringing invaluable expertise to both committees. Both Mr. Singer and Audit Committee chair, Chitwant Kohli, are considered "audit committee financial experts" under the rules of the SEC.
•	Rajesh Uttamchandani has been appointed to the HRCC and the Nominating & Corporate Governance Committee, bringing his experience in human capital, strategy, governance and innovation which will undoubtedly complement the existing strength of those committees.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements regarding the appointment of Miguel Martin as Executive Chairman and associated benefits to the Company as well as the Company's future plans and expectations for global growth and leadership.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: Contacts: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-SEP-24